UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869 102

(CUSIP Number)

Ernest C. Garcia II

c/o Verde Investments, Inc.

1720 W. Rio Salado Parkway, Suite A

Tempe, Arizona 85281

(602) 778-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Ernest C. Garcia II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,453,975 (1)
	8.	Shared Voting Power 15,227,869 (2)
	9.	Sole Dispositive Power 66,453,975 (3)
	10.	Shared Dispositive Power 23,227,869 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,681,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 70.7% (5)
14.	Type of Reporting Person (See Instructions) IN

Note:

All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the “Class A Shares”) of Carvana Co., a Delaware corporation (the “Issuer”), on an as-converted basis from Class A common units (“Class A Units”) of Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”) and subsidiary of the Issuer, as further described herein.

(1)

This number includes the Class A Shares held by: (i) Mr. Garcia (52,937,458 shares on an as-converted basis), (ii) Verde Investments, Inc. (“Verde”) (1,464,517 shares), which Mr. Garcia wholly owns and controls, (iii) EGC II SPE, LLC (“E-SPE”) (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iv) the Ernest C. Garcia III Multi-Generational Trust III (the “Multi-Generational Trust”) (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(2)

This number reflects the Class A Shares held by (i) the Ernest Irrevocable 2004 Trust III (the “2004 Trust”) (12,037,466 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, and (ii) DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) (3,190,403 shares on an as-converted basis), a wholly owned subsidiary of DriveTime Automotive Group, Inc. (“DriveTime”), of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder.

(3)

This number includes the Class A Shares held by: (i) Mr. Garcia (52,937,458 shares on an as-converted basis), (ii) Verde (1,464,517 shares), which Mr. Garcia wholly owns and controls, and (iii) the Multi-Generational Trust (12,052,000 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is the sole voting trustee and Ernie Garcia, III and his children are the sole beneficiaries.

(4)

This number reflects the Class A Shares held by (i) the 2004 Trust (12,037,466 shares, including 11,952,000 shares on an as-converted basis), of which Mr. Garcia is a voting co-trustee and Mr. Garcia’s son, Ernie Garcia, III is the sole beneficiary, (ii) DriveTime Sales (3,190,403 shares on an as-converted basis), a wholly owned subsidiary of DriveTime, of which Mr. Garcia is the chairman of the board of directors and the controlling stockholder, and (iii) E-SPE (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls. As further described in Item 6, the shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(5)

Based on 38,849,394 Class A Shares outstanding as of November 2, 2018, and assuming the conversion of all Class A common units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. Verde Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,464,517 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,464,517 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,464,517 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% (2)
14.	Type of Reporting Person (See Instructions) CO

Note:	All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by Verde is also attributable to Mr. Garcia as the sole shareholder and director of Verde, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	Based on 38,849,394 Class A Shares outstanding as of November 2, 2018, and determined in accordance with Rule 13d-3 under the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. DriveTime Sales and Finance Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,190,403 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,190,403 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,190,403 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6% (2)
14.	Type of Reporting Person (See Instructions) OO

Note:	All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)	Mr. Garcia is the chairman of the board of directors and the controlling stockholder of DriveTime, of which DriveTime Sales is a wholly owned subsidiary.

(2)

Based on 38,849,394 Class A Shares outstanding as of November 2, 2018, and assuming the conversion of all Class A common units of Carvana Group held by DriveTime Sales into Class A Shares, in accordance with Rule 13d-3 of the Act.

CUSIP No. 146869 102

1.	Names of Reporting Persons. EGC II SPE, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,000,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1% (3)
14.	Type of Reporting Person (See Instructions) OO

Note:	All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A common units of Carvana Group, as further described herein.

(1)

Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and thus is reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Power is exercised through Mr. Garcia.

(2)	As further described in Item 6, the Class A Shares owned by E-SPE have been pledged in connection with a margin loan and are subject to certain customary restrictions on disposition thereunder.

(3)

Based on 38,849,394 Class A Shares outstanding as of November 2, 2018, and assuming the conversion of all Class A common units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D is filed jointly by Ernest C. Garcia II, Verde Investments, Inc. (“Verde”), DriveTime Sales and Finance Company, LLC (“DriveTime Sales”) and EGC II SPE, LLC (“E-SPE”, and collectively with Mr. Garcia, Verde, and DriveTime Sales, the “Reporting Persons”) with respect to the Class A common stock, par value $0.001 per share, of the Issuer, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 (the “Joint Filing Agreement”), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018 and October 22, 2018 (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2. Identity and Background

The fifth paragraph of Item 2(a) of the Original Schedule 13D is hereby amended to reflect that DriveTime Sales is the record owner of 0 Class A Shares and 3,190,403 Class B Shares. Otherwise, Item 2(a) of the Original Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

The disclosures provided in Item 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(c)

The transactions effected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on Schedule 13D are set forth on the following table. All of the transactions were effected by DriveTime Sales in open market transactions at prevailing markets prices.

Transaction Date	Price Per Share(1)	Price Per Share Range	Number of Shares(2)
11/1/2018	$45.00	$45.00-45.02	6,848
11/2/2018	$45.66	$45.00-46.73	79,406
11/6/2018	$45.24	$45.00-46.03	75,027
11/7/2018	$45.51	$45.00-46.46	116,369
11/8/2018	$52.27	$49.93-54.73	175,350
11/12/2018	$47.99	$47.56-48.48	2,600
11/13/2018	$45.37	$45.00-46.12	71,274
11/14/2018	$45.71	$45.00-47.67	46,014
11/15/2018	$46.66	$45.00-48.61	45,648
11/16/2018	$46.93	$45.52-48.75	17,324

(1)

The prices shown are weighted average sale prices for shares sold in multiple transactions. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the respective ranges.

(2)	The reported sales were effected pursuant to a Rule 10b5-1 trading plan adopted by DriveTime Sales on September 17, 2018 in accordance with Rule 10b5-1 of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: November 19, 2018

/s/ Ernest C. Garcia II
Ernest C. Garcia II

Verde Investments, Inc.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

DriveTime Sales and Finance Company, LLC

By:	/s/ Clay Scheitzach
Clay Scheitzach
Manager

EGC II SPE, LLC

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President